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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*
                                          -------

                            Maxwell Shoe Company Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    577766108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Mark J. Cocozza, Maxwell Shoe Company Inc.
  101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137 (617) 364-5090
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 Pages)

                                                             (Page 2 of 6 Pages)

                                   13D/A

CUSIP No.   577766108
--------------------------------------------------------------------------------

          1. Name Of Reporting Person
             I.R.S. Identification Nos. Of Above Persons (Entities Only)

             Mark J. Cocozza
--------------------------------------------------------------------------------
          2. Check The Appropriate Box If A Member Of A Group*
             (a)
             (b) X
--------------------------------------------------------------------------------

          3. SEC Use Only
--------------------------------------------------------------------------------

          4. Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

          6. Citizenship or Place of         United States
             Organization
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Number of      7. Sole Voting Power  552,678
Shares Bene-
  ficially    ------------------------------------------------------------------
Owned by Each   8. Shared Voting Power  0
  Reporting   ------------------------------------------------------------------
Persons With    9. Sole Dispositive Power  552,678
              ------------------------------------------------------------------
               10. Shared Dispositive Power  0
--------------------------------------------------------------------------------

     11.   Aggregate Amount Beneficially Owned by Each Reporting Person  552,678
--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     13.   Percent of Class Represented by Amount in Row (11)  5.4%
--------------------------------------------------------------------------------

     14.   Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

                                                             (Page 3 of 6 Pages)

                                Explanatory Note

     This Amendment No. 4 is filed by the Reporting Person to amend the Schedule 13D originally filed on December 2, 1994, which was amended on May 6, 1998, February 28, 2001 and February 28, 2002, relating to the Class A Common Stock, $.01 par value per share ("Common Stock"), of Maxwell Shoe Company Inc. (the "Issuer"). This Amendment is filed for the purpose of reporting a material decrease in the percentage of the class beneficially owned.

ITEM 1. SECURITY AND ISSUER

     Class A Common Stock, $.01 par value

     Maxwell Shoe Company Inc.
     101 Sprague Street
     P.O. Box 37
     Readville (Boston), MA 02137

ITEM 2. IDENTITY AND BACKGROUND

      (a)  Mark J. Cocozza

      (b)  101 Sprague Street
           P.O. Box 37
           Readville (Boston), MA 02137

      (c)  Chairman and Chief Executive Officer
           Maxwell Shoe Company Inc.
           101 Sprague Street
           P.O. Box 37
           Readville (Boston), MA 02137

      (d)  No

      (e)  No

      (f)  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Cocozza used personal funds in connection with the exercise of options to purchase shares of Common Stock and subsequently sold such shares of Common Stock in public market transactions.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Cocozza exercised certain options to purchase shares of Common Stock and subsequently sold such shares of Common Stock in public market transactions in order to liquidate a portion of his beneficial ownership in the Issuer and allow for greater diversification of his personal investment holdings.

     From time to time, Mr. Cocozza plans to exercise options to purchase shares of Common Stock and sell such shares of Common Stock in public market transactions.

                                                             (Page 4 of 6 Pages)

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) Aggregate number of shares beneficially owned by Mr. Cocozza: 552,678 (239,512 shares pursuant to options to acquire such shares granted under the Stock Option and Registration Rights Agreement, dated as of January 26, 1994, by and between the Issuer and Mr. Cocozza (the "Option Agreement") and 313,166 shares pursuant to options to acquire such shares granted under the Issuer's 1994 Stock Incentive Plan).

           Percentage of class:  5.4%

     (b) All shares listed in response to (a) above are beneficially owned through the potential exercise of options to purchase shares of Common Stock. Upon exercise, Mr. Cocozza will own such shares of Common Stock with sole power to vote and sole power to dispose of or to direct the dispositionof such shares.

     (c) During the past 60 days, Mr. Cocozza sold an aggregate of 120,000 shares of Common Stock in open-market transactions for cash as more fully described in the table below.

   ---------------------------------------------------------------------------------------------------------------------------
   Date of Transaction                      Amount of Securities Involved               Net Price Per Share*
   ---------------------------------------------------------------------------------------------------------------------------
   April 30, 2002                           8,000 shares of Common Stock                $19.7050
   ---------------------------------------------------------------------------------------------------------------------------
   April 29, 2002                           8,000 shares of Common Stock                $19.7250
   ---------------------------------------------------------------------------------------------------------------------------
   April 26, 2002                           12,000 shares of Common Stock               $19.8500
   ---------------------------------------------------------------------------------------------------------------------------
   April 25, 2002                           4,000 shares of Common Stock                $19.2500
   ---------------------------------------------------------------------------------------------------------------------------
   April 24, 2002                           8,000 shares of Common Stock                $19.7025
   ---------------------------------------------------------------------------------------------------------------------------
   April 23, 2002                           8,000 shares of Common Stock                $19.5000
   ---------------------------------------------------------------------------------------------------------------------------
   April 22, 2002                           4,000 shares of Common Stock                $19.3000
   ---------------------------------------------------------------------------------------------------------------------------
   April 19, 2002                           4,000 shares of Common Stock                $19.2700
   ---------------------------------------------------------------------------------------------------------------------------
   April 18, 2002                           4,000 shares of Common Stock                $19.2500
   ---------------------------------------------------------------------------------------------------------------------------
   April 1, 2002                            4,000 shares of Common Stock                $15.9100
   ---------------------------------------------------------------------------------------------------------------------------
   March 28, 2002                           12,000 shares of Common Stock               $15.8727
   ---------------------------------------------------------------------------------------------------------------------------
   March 27, 2002                           8,400 shares of Common Stock                $15.9076
   ---------------------------------------------------------------------------------------------------------------------------
   March 26, 2002                           5,600 shares of Common Stock                $15.7500
   ---------------------------------------------------------------------------------------------------------------------------
   March 25, 2002                           4,000 shares of Common Stock                $15.5120
   ---------------------------------------------------------------------------------------------------------------------------
   March 22, 2002                           6,000 shares of Common Stock                $16.0800
   ---------------------------------------------------------------------------------------------------------------------------
   March 21, 2002                           4,000 shares of Common Stock                $15.9650
   ---------------------------------------------------------------------------------------------------------------------------
   March 20, 2002                           8,000 shares of Common Stock                $15.9700
   ---------------------------------------------------------------------------------------------------------------------------
   March 19, 2002                           4,000 shares of Common Stock                $16.0000
   ---------------------------------------------------------------------------------------------------------------------------
   March 18, 2002                           4,000 shares of Common Stock                $15.8500
   ---------------------------------------------------------------------------------------------------------------------------

    * Net Price Per Share excludes brokerage commissions and other costs of execution of the transaction.

     (d)   Not applicable.

     (e)   Not applicable.

                                                             (Page 5 of 6 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Mr. Cocozza and the Issuer entered into the Option Agreement (filed herewith as Exhibit 1) pursuant to which the Issuer granted Mr. Cocozza options to purchase shares of Common Stock on or after January 26, 1995. Such options are currently exercisable and entitle Mr. Cocozza to purchase up to 239,512 shares of Common Stock at an exercise price of $1.50 per share. Mr. Cocozza and the Issuer also entered into six Employee Nonqualified Stock Option Agreements (filed herewith as Exhibits 2, 3, 4, 5, 6, and 7) pursuant to the terms of the Issuer's 1994 Stock Incentive Plan granting options to purchase an aggregate of 625,000 shares of Common Stock. Of such 625,000 options, 313,166 are either currently exercisable or exercisable within 60 days of the date of this filing and entitle Mr. Cocozza to purchase shares of Common Stock at various exercise prices.

ITEM 7. EXHIBITS

     The following agreements or plans are filed as exhibits to this Amendment No. 4 to Schedule 13D:

     Exhibit 1. Stock Option and Registration Rights Agreement dated as of
     ---------
     January 26, 1994, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 10.15 to the Issuer's Form S-1 Registration Statement (File No. 33-74768) filed on February 2, 1994).

     Exhibit 2. Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated December 12, 1994, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 2 to Schedule 13D/A (File No. 005-43801) filed on February 28, 2001).

     Exhibit 3. Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated January 19, 1996, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 3 to Schedule 13D/A (File No. 005-43801) filed on February 28, 2001).

     Exhibit 4. Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated April 27, 1998, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 4 to Schedule 13D/A (File No. 005-43801) filed on February 28, 2001).

     Exhibit 5. Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated June 24, 1999, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 5 to Schedule 13D/A (File No. 005-43801) filed on February 28, 2001).

     Exhibit 6. Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated August 30, 2000, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 6 to Schedule 13D/A (File No. 005-46814) filed on February 28, 2002).

     Exhibit 7. Maxwell Shoe Company Inc. Employee Nonqualified Stock Option
     ---------
     Agreement, dated August 30, 2000, by and between the Issuer and Mark J. Cocozza (incorporated by reference to exhibit 7 to Schedule 13D/A (File No. 005-46814) filed February 28, 2002).

     Exhibit 8. Maxwell Shoe Company Inc. 1994 Stock Incentive Plan
     ---------
     (incorporated by reference to exhibit 4.1 to the Issuer's Form S-8 Registration Statement (File No. 333-54244) filed on January 24, 2001).

                                                             (Page 6 of 6 Pages)

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2002

                                                /s/ Mark J. Cocozza
                                            _______________________________
                                                Mark J. Cocozza
                                                Chairman of the Board and
                                                Chief Executive Officer